BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar						Mailing Address:
Vice President						P.O. Box 318
Telephone: 212-250-2216				Church Street Station
								New York, NY 10008


								February 13, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

	Re:  Filing of Schedule 13G on
		The Turkish Investment Fund, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

							Sincerely,

							/s/Clarke S. Edgar



Enclosures


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934
	(Amendment No.   2  )*

	The Turkish Investment Fund, Inc.
	_______________________________________
	NAME OF ISSUER:

	Common Stock
	_______________________________________
	TITLE OF CLASS OF SECURITIES

	900 145 103
	_______________________________________
	CUSIP NUMBER


	Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	(Continued on following page(s))

	Page 1 of 5 Pages


CUSIP No. 900 145 103					Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiaries, BT Funds Management Ltd. (formerly BT
Asset Management Ltd) and Bankers Trust AG

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
			(A)  [ ]
			(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

	Bankers Trust New York Corporation and Bankers Trust Company are New York corporations; BT Funds Management Ltd. (formerly
BT Asset Management Ltd is an Australian corporation; and
Bankers Trust AG is a Swiss corporation.

 NUMBER OF	5. SOLE VOTING POWER

  SHARES		Not applicable

BENEFICIALLY	6. SHARED VOTING POWER

 OWNED BY		Not applicable

  EACH		7. SOLE DISPOSITIVE POWER

REPORTING		Not applicable

 PERSON		8. SHARED DISPOSITIVE POWER

  WITH		Not applicable

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Not applicable

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	Not applicable



CUSIP No. 900 145 103					Page 3 of 5 Pages

12.TYPE OF REPORTING PERSON *

	Bankers Trust New York Corporation - HC; Bankers Trust
Company-BK; BT Australia Limited-CO, BT Funds Management Ltd.
(formerly BT Asset Management Limited-CO; Bankers Trust AG-CO

Item 1(a)		NAME OF ISSUER:

	The Turkish Investment Fund, Inc.

Item 1(b)		ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	126 High Street
	Boston, Massachusetts  02110

Item 2(a)		NAME OF PERSON FILING:

	Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company as Trustee for various trusts and Investment Adviser, its indirect wholly-owned subsidiaries, BT Funds Management Ltd.
as Investment Manager for various superannuation funds and institutional investment portfolios and Bankers Trust AG as Investment Manager for an individual portfolio.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	Bankers Trust New York Corporation and Bankers Trust
Company are located at 280 Park Avenue, New York,
New York 10017; BT Funds Management Ltd. is located at Level 40, Australia Square, Sydney NWS 2000
Australia and Bankers Trust AG is located at Dreikonigstrasse 6, P.O. Box 5181, CH-8002 Zurich,
Switzerland.

Item 2(c) 	CITIZENSHIP:

	Bankers Trust New York Corporation and Bankers Trust
Company are incorporated in the State of New York with their principal business offices located in New
York; BT Funds Management Ltd. is an Australian company doing business in Australia and Bankers
Trust AG is a Swiss company doing business in Switzerland.

Item 2(d)	TITLE OF CLASS OF SECURITIES:

	Common Stock, (Par Value $0.01 U.S.) of The Turkish
Investment Fund, Inc.

Item 2(e)	CUSIP NUMBER:

	900 145 103


CUSIP No. 900 145 103					Page 4 of 5 Pages

Item 3	THE PERSON FILING IS A:

	For Bankers Trust New York Corporation,

      (g)	[X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

	For Bankers Trust Company

      (b)	[X] Bank as defined in Section 3(a)(6) of the Act.

	BT Funds Management Ltd. and Bankers Trust AG are corporations permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York
Corporation dated May 15, 1993 (avail. May 15,
1990).

Item 4	OWNERSHIP:

	Not Applicable

Item 5	OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
 ANOTHER PERSON:



Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

	See Item 3 above and Exhibit to Item 7.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

	Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

	Not applicable.



CUSIP No. 900 145 103					Page 5 of 5 Pages


Item 10	CERTIFICATION:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  BANKERS TRUST NEW YORK CORPORATION


	/s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary


Signature:	BANKERS TRUST COMPANY, as Trustee for various trusts
and Investment Manager


	/s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary

Signature:	BT FUNDS MANAGEMENT LTD., as Investment Manager for
various superannuation funds and institutional investment portfolios


	/s/Cheryl Williams
By:             Cheryl Williams
Title:          Company Secretary


Signature:	BANKERS TRUST AG, as Investment Manager for an
individual portfolio


	/s/James Schonbachler
By:             James Schonbachler
Title:          Director



	EXHIBIT TO ITEM 7

	BT Funds Management Ltd. and Bankers Trust AG are classified as corporations and are indirect subsidiaries of Bankers Trust New York Corporation, which is classified as a holding company.* The chain of ownership from Bankers Trust New York Corporation to BT Funds Management Ltd. and Bankers Trust AG is shown below. BT Funds Management Ltd. is discretionary investment management corporation and Bankers Trust AG is a commercial and investment bank.

	Bankers Trust New York Corporation
	|
	100%
	|
	Bankers Trust Company
	|
	100%
	|
	Bankers International Corporation
	|
	100%
	|
	B.T. International (Delaware), Inc.
	|
	100%
	|
	  BT Foreign Investment Corporation
	  |	      |
	 100%	      |
	  |	      |
       Bankers Trust AG        100%
	|
	|
	BT Investments (Australia) Limited
	|
	100%
	|
	Bankers Trust Australia Limited
	|
	100%
	|
	BT Australia Limited
	|
	100%
	|
	BT Funds Management Ltd. -- BT Financial Services Limited

*Bankers Trust New York Corporation has received from the Securities and Exchange Commission a no-action letter dated May 15, 1990 (avail. May 15, 1990) permitting it to report securities held by its foreign subsidiaries on Schedule 13G.